[ALBEMARLE CORPORATION LOGO]                 News Release

External Affairs                             For Release: Immediate Release
451 Florida Street
Baton Rouge, Louisiana 70801

                                             Contact: Michael D. Whitlow
                                             (225) 388-7320

                                             Rene L. Milligan
                                             (225) 388-7106




                         Albemarle Corporation Announces
                    Preliminary Results of Self-Tender Offer

RICHMOND, Va, September 23, 1998--Albemarle Corporation (NYSE:ALB) announces the preliminary results of its self-tender offer which expired Tuesday, September 22, 1998, at 5:00 p.m. New York City time.

     The preliminary count by Harris Trust and Savings Bank indicates 5,749,198 shares were tendered and not withdrawn at or below $19.50 per share. The company therefore expects to purchase all of such shares at $19.50 per share.

     The determination of the actual number of shares to be purchased is subject to final confirmation and the proper delivery of all shares tendered and not withdrawn, including shares tendered pursuant to the guaranteed delivery procedure.

     A global supplier of specialty and fine chemicals that enhance consumer products, Albemarle Corporation serves markets for polymers, surfactants and biocides, pharmaceuticals, agricultural chemicals, photographic chemicals, water treatment and petroleum products.